CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

November 2, 2020

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated September 15, 2020

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated September 30, 2020 (the “Staff Comment Letter”) in which the Staff of the Commission (the “Staff”) requested additional information regarding certain of our public filings.

This letter is to confirm our communication with the Staff on October 29, 2020 regarding our request for an extension of time to provide response. We would like to request an extension due to technical issues with email routing and delayed receipt of the Staff Comment Letter. As such, we respectfully request an extension until November 13, 2020 to file our response to the Staff Comment Letter.

We appreciate your agreement to extend our comment response time to November 13, 2020. If you have any questions, please do not hesitate to contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

By:	/s/ Ning Li
	Name:	Ning Li
	Title:	Chief Financial Officer